                          PRELIMINARY PROXY STATEMENT

              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

                              ON NOVEMBER 26, 2001


                            SCHEDULE 14A INFORMATION
               PROXY STATEMENT PURSUANT TO SECTION 14 (a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ]  Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2)
[ ]  Definitive Proxy Statement
[ ]  Soliciting Material Under Rule 14a-12

                     UNITED AMERICAN HEALTHCARE CORPORATION
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                  DARREL W. FRANCIS AND RICHARD M. BROWN, D.O.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, If Other Than the Registrant)

Payment of Filing Fee (Check the Appropriate Box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(I)(1) and 0-11

     1)  Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     2)  Aggregate number of securities to which transaction applies;

        ------------------------------------------------------------------------

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provide by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing:

     1)  Amount previously paid:

        ------------------------------------------------------------------------

     2)  Form, Schedule of Registration Statement No.:

        ------------------------------------------------------------------------

     3)  Filing Party:

        ------------------------------------------------------------------------

     4)  Date Filed:

        ------------------------------------------------------------------------

                                                               November 26, 2001


Dear Fellow Shareholder:

     The Annual Meeting of Shareholders of United American Healthcare Corporation will be held on Friday, November 30, 2001 at 10:30 a.m., Eastern Standard Time, at the Atheneum Suite Hotel, 1000 Brush Avenue, Detroit, Michigan, for the following purposes:

     (1) to elect four Directors

     (2) to vote on the ratification of the appointment of KPMG LLP as the Company's independent auditors for the 2002 fiscal year; and

     (3) to transact such other business as may properly come before the meeting.

     We are two shareholders who have filed our Proxy Statement in response to the Company President's invitation in the Company's Proxy Statement filed as of October 29, 2001, to the shareholders of the Company to nominate qualified candidates as directors of United American Healthcare Corporation.

     In order to ensure that your views are heard by the United American Healthcare Corporation Directors and that your vote is represented at the 2001 Annual Meeting, we urge you to sign and date the enclosed BLUE Proxy Card and return it to Georgeson Shareholder in the enclosed envelope. This will not prevent you from voting your shares in person at the meeting before voting closes, if you wish to do so.

     We further urge you to vote "FOR" the election of our nominees. We look forward to seeing you on November 30, 2001.

     If you have any questions or need assistance in voting your shares, please call Georgenson Shareholder toll free at 1-866-884-5921.

                                   Very Truly Yours,

                                   /s/ Darrel W. Francis
                                   Darrel W. Francis

                                   /s/ Richard M. Brown
                                   Richard M. Brown

              PRELIMINARY PROXY MATERIALS DATED NOVEMBER 26, 2001

                             SUBJECT TO COMPLETION

                                PROXY STATEMENT
                OF DARREL W. FRANCIS AND RICHARD M. BROWN, D.O.
                             ---------------------
                   2001 ANNUAL MEETING OF THE STOCKHOLDERS OF
                     UNITED AMERICAN HEALTHCARE CORPORATION
                             ---------------------
     We are sending this proxy statement to you as two of the holders of common stock, no par value, of United American Healthcare Corporation, a Michigan corporation (the "Company"), in connection with our solicitation of your proxy for use at the 2001 Annual Meeting of the Shareholders of United American Healthcare Corporation, scheduled on Friday, November 30, 2001 at 10:30 a.m., Eastern Standard Time, at the Atheneum Suite Hotel, 1000 Brush Avenue, Detroit, Michigan, and at any adjournments or postponements thereof. We are Richard M. Brown, D.O., a natural person, who beneficially owns 411,727 shares (6.1%) and Darrel W. Francis, a natural person, who beneficially owns 50,000 shares of United American Healthcare Corporation's outstanding shares of common stock.

     We are soliciting your proxy to vote on the following proposal at the 2001 Annual Meeting.

     THE ELECTION OF OUR NOMINEES, Richard M. Brown, D.O., Ronald E. Hall Sr., Linda A. Watters and Peter F. Hurst Jr., as Directors of United American Healthcare Corporation in the class with a three-year term continuing until the 2004 Annual Meeting.


     THIS PROXY STATEMENT AND THE BLUE PROXY CARD ARE FIRST BEING FURNISHED TO SHAREHOLDERS ON OR ABOUT NOVEMBER 26, 2001.


     WE URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES AS DESCRIBED IN THIS PROXY STATEMENT.

     WE ARE ASKING YOU TO ELECT A SLATE OF DIRECTORS WITH A STRONG OWNERSHIP INTEREST AND ORIENTATION TO PROTECT THE INTERESTS OF THE SHAREHOLDERS OF UNITED AMERICAN HEALTHCARE CORPORATION.

     AS THE WHITE PROXY CARD YOU RECEIVED FROM UNITED AMERICAN HEALTHCARE CORPORATION DID NOT GIVE YOU THE OPPORTUNITY TO VOTE FOR THE ELECTION OF DIRECTORS, IN ORDER TO VOTE FOR OUR NOMINEES YOU MUST SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2001 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2001 ANNUAL MEETING TO GEORGESON SHAREHOLDER OR TO THE SECRETARY OF UNITED AMERICAN HEALTHCARE CORPORATION, OR BY VOTING IN PERSON AT THE 2001 ANNUAL MEETING.

     As the beneficial owners of 50,000 shares and 411,727 shares (6.1%) respectively, of United American Healthcare Corporation's common stock, Mr. Darrel W. Francis and Mr. Richard M. Brown have substantial investments at stake. It is our opinion that our interests are clearly aligned with yours as fellow shareholders.

     We seek the opportunity for our nominees to participate constructively as Directors. We are not seeking to control the Company. Our nominees, if elected, plus Darrel Francis, who is a continuing member of the Board of Directors will not constitute a majority of the Board and, accordingly, will not be able to control the actions of the Board. We have no special interest, other than to safeguard shareholder interests. However, we can make no assurances that if our nominees are elected as Directors of United American Healthcare Corporation that their election will safeguard the shareholders' interests.

--------------------------------------------------------------------------------

                                   IMPORTANT

PLEASE REVIEW THIS DOCUMENT AND THE ENCLOSED MATERIALS CAREFULLY. YOUR VOTE IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

1) If your shares are registered in your own name, please sign, date and mail the enclosed BLUE Proxy Card to Georgeson Shareholder in the postage-paid envelope provided TODAY.

2) If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE Proxy Card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed BLUE Proxy Card in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account.

--------------------------------------------------------------------------------

                          BACKGROUND AND RECENT EVENTS

     We are nominating four Directors and soliciting your proxy to elect such nominees in response to the Proxy Statement of the Company, first mailed to the shareholders, including the two of us on or about October 29, 2001 (the "Company Proxy Statement").

     As stated in the Company Proxy Statement, the Board of Directors has directed that the election of four Directors be on the agenda for the Company's 2001 Annual Meeting and in the accompanying Notice of Meeting. There were, however, no Director nominees for election at the meeting, because a majority of the Board did not approve any nominees.

     As a 6.1% shareholder of the Company and the beneficial holder of 50,000 shares (25,000 of which are options), we believe this situation to be not in the interests of the shareholders of the Company and on November 8, 2001, we provided the Company with our Notice of Intent to nominate four Directors, a copy of such Notice is attached as Annex A hereto. The Company Proxy Statement further stated that unless any shareholder or shareholders validly nominated at least four Director candidates for election at the meeting, there would be no election of Directors at the Annual Meeting. (See "ELECTION OF DIRECTORS" below.)


     The Company Proxy Statement stated that neither the Company nor the members of its Board of Directors intend to bring before the Annual Meeting any matters other than those set forth in the Notice of Annual Meeting, and they represented that they have no present knowledge that any other matters will be presented for action at the meeting by others. Other than the election of four Directors and ratification of the appointment of independent auditors for the year 2002, the persons named in the enclosed proxy do not request any authority to act on any additional matters or proposals, except with respect to matters presented at the meeting unknown to us that haven't been provided in reasonable time before this solicitation.


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The Company Proxy Statement stated further that only holders of record of shares of no par value common stock of the Company ("Common Stock"), at the close of business on October 15, 2001 are entitled to notice of, and to vote at, the meeting or at any adjournment or adjournments thereof, each share having one vote. On such record date, the Company had issued and outstanding 6,779,128 shares of Common Stock.

     Based on information filed with the Securities and Exchange Commission ("SEC"), or otherwise provided to the Company, the Company noted that as of October 15, 2001, Richard M. Brown, D.O., 2774 Franklin Road, Southfield, Michigan 48034, beneficially owns 411,727 shares (6.1%) of the Company's outstanding Common Stock. Management stated in the Company Proxy Statement that it does not know of any other person who, as of October 15, 2001, beneficially owns more than 5% of the Company's Common Stock. We are also unaware of any person who beneficially owns more than 5% of the Company's outstanding Common Stock.

     The shareholder votes cast for all items considered at the meeting will be calculated by an officer of Computershare Investor Services LLC., the Company's Registrar and Transfer Agent, as the Board-designated Inspector of Election. The Inspector of Election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, hear and determine challenges and questions arising in connection with the right to vote, count and tabulate votes, determine the result, and do such acts as are proper to conduct the election.

                       PROPOSAL I.  ELECTION OF DIRECTORS

     The Company's Proxy Statement stated that the election of four Directors of the Company, to hold office until the Annual Meeting of Shareholders in 2004 or until their successors are elected and qualified, will take place at the 2001 Annual Meeting of Shareholders only if at least four Director candidates are validly nominated at the Annual Meeting by one or more shareholders, and not otherwise. (See "Shareholders' Right to Nominate Director Candidates" below). The Company's form of proxy which you received, expressly excludes voting for the election of any Directors, because a majority of the Board of Directors has not nominated anyone for election as a Director at the Annual Meeting (as more fully explained beginning in the next paragraph below). We were advised in the Company's Proxy Statement that if at least four Director candidates are validly nominated at the Annual Meeting by one or more shareholders, the election of Directors will occur at the Annual Meeting, and the four nominees receiving the greatest number of votes cast at the meeting shall be elected. Abstentions, withheld votes and broker non-votes will not be deemed votes cast in determining which nominees receive the greatest number of votes cast.

     The Company's President and Chief Executive Officer, Gregory H. Moses, Jr., represented that he caused the Company's Proxy Statement and the Company's form of proxy (which excludes the election of Directors) to be mailed to the shareholders in the exercise of his responsibilities to act in the best interests of the Company and its shareholders, as he deems necessary in the circumstances described below. In the absence of any nominations by a majority of the 12-member Board of Directors, Mr. Moses has deemed it necessary to thus provide the shareholders the opportunity to exercise their right to nominate Director candidates themselves and thereby have the ability to exercise their voting rights to elect the persons to succeed the four Directors whose current terms expire this year. The circumstances resulting in this action by the President and Chief Executive Officer were described as follows in the Company Proxy Statement.

     Under the Company's bylaws and its corporate governance guidelines adopted by the Board of Directors effective August 5, 1999: (i) the Board of Directors is responsible for selecting and recommending Director candidates for shareholder approval, (ii) the Board of Directors has delegated the preliminary review process involved to the Company's Governance Committee (formerly called the Nominating Committee), and (iii) the Governance Committee is responsible for reviewing the appropriate skills and characteristics required for Board members.

     On October 1, 2001, the Governance Committee unanimously (with six of its seven members present and voting) recommended that only one person, Linda A. Watters (an incumbent Director whose present term expires this year), be nominated for election as a Director at the 2001 Annual Meeting of Shareholders, thus reducing the Board of Directors from twelve to nine members upon such election. At a meeting of the Board of Directors on October 5, 2001, at which all of the current 12 Directors were present and voting, a motion was made to approve such recommendation of the Governance Committee. Before that motion was voted upon, it was amended to propose nominating all of the four incumbent Directors whose present terms expire this year (Anita C. R. Gorham; Harcourt G. Harris, M.D.; Ronald M. Horwitz, Ph.D.; and Linda A. Watters) for election to new three-year terms as Directors of the Company, to hold office until the Annual Meeting of Shareholders in 2004 or until their successors are elected and qualified. The Board of Directors voted six-to-six on such amended motion, which therefore was defeated, and the Board thus was deadlocked on nominating any Director candidates at that meeting. On October 15, 2001, the Board of Directors met again but was unable to break their six-to-six deadlock.

     Subsequent attempts to resolve the deadlock have apparently been unsuccessful, resulting in the above-explained decision of the President and Chief Executive Officer of the Company to send the shareholders a Notice of Meeting, the Company Proxy Statement and a form of proxy (which excludes the election of Directors). We were advised in the Company Proxy Statement that in no event will the persons named in the Company's form of proxy vote any of the shares represented by such proxies for the election of any Director nominees.

SHAREHOLDERS' RIGHTS TO NOMINATE DIRECTOR CANDIDATES

     The Company's bylaws allow any shareholder who is entitled to vote in the election of Directors generally to nominate one or more persons for election as Directors at the Company's 2001 Annual Meeting, but only if written notice of intent to make such nomination is given to the Secretary of the Company and received at the Company's principal executive offices (at 1155 Brewery Park Boulevard, Suite 200, Detroit, Michigan 48207) not later than the close of business on November 8, 2001 (the tenth day after the day on which notice of the 2001 Annual Meeting date is being given to the shareholders). To be valid under the Company's bylaws, each such notice of intent ("Notice") must set forth:

          (a) the name and address of the shareholder who intends to make such nomination and of each person to be nominated;

          (b) a representation that such shareholder is a holder of record of stock of the Company entitled to vote for the election of Directors on the date of such Notice and intends to appear in person or by proxy at the 2001 Annual Meeting to nominate each person specified in such Notice;

          (c) a description of all arrangements or understandings between such shareholder and each nominee proposed by such shareholder and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder;

          (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC if the Board nominated, or intended to nominate, that nominee; and

          (e) each such nominee's consent to serve as a Director of the Company if so elected.

     If a person who is thus validly designated as a Director nominee thereafter becomes unable or unwilling to stand for election to the Board, the shareholder who proposed such nominee may designate a substitute Director nominee upon delivery, not fewer than 10 days before the 2001 Annual Meeting date, of a written notice to the Secretary of the Company setting forth such information regarding such substitute nominee as would have been required to be delivered to the Secretary had such substitute nominee been initially proposed as a nominee. Such notice shall include each such substitute nominee's signed consent to serve as a Director of the Company, if elected.

     In accordance with the bylaw provisions of the Company regarding Shareholders' rights to nominate Director candidates, our nominees have been submitted and include the following candidates: Richard M. Brown, D.O., Ronald
E. Hall, Sr., Peter F. Hurst, Jr., and Linda A. Watters.

     If our nominees are elected, Anita C.R. Gorham, Harcourt G. Harris, M.D. and Ronald M. Horwitz, Ph.D. will no longer be on the Company's Board of Directors. Ms. Linda A. Watters, an incumbent Director whose current term on the Board expires this year, will continue to serve until 2004 and the Company will have three new Directors, Ronald E. Hall, Sr., Peter F. Hurst, Jr., and Richard
M. Brown, D.O., who each shall serve as Directors until their terms expire in 2004.

CONSENT OF NOMINEES

     Our nominees understand that, if elected as Directors of United American Healthcare Corporation, each of them will have an obligation under Michigan law to discharge fiduciary duties to United American Healthcare Corporation and its shareholders. Each of the nominees have consented to being named as candidates for Directors of United American Healthcare Corporation and have agreed to serve if elected.

                      WE STRONGLY RECOMMEND THAT YOU VOTE
                      "FOR" THE ELECTION OF OUR NOMINEES.

SECURITY OWNERSHIP OF NOMINEES AND SOLICITATION PARTICIPANTS

     The following table presents, as of October 15, 2001 based solely on information provided by the nominees and the participants, the common stock beneficially owned (as that term is defined by the SEC) by nominees and the participants. Except as otherwise noted, each nominee or participant has sole voting and investment power with respect to the number of shares of common stock set forth opposite his or her name in the table. Under SEC rules, the nominees and Mr. Darrell W. Francis may be deemed to be "participants", as defined in Instruction 3 to Item 4 of Rule 14a-10 of the Exchange Act, in this solicitation. Except as set forth in this Proxy Statement, none of the nominees or participants are party to any commercial dealings with United American Healthcare Corporation or its subsidiaries which are required to be disclosed under the proxy rules.

                                                                                  PERCENTAGE OF
                                                                  SHARED OF       TOTAL COMMON
                                                                    COMMON        STOCK OF THE
                                                                    STOCK            COMPANY
                                                                 BENEFICIALLY     BENEFICIALLY     TERM
NAME (AND IF APPLICABLE,                                         OWNED AS OF       OWNED AS OF      TO
YEAR FIRST BECAME A DIRECTOR)  AGE     PRINCIPAL OCCUPATION       15-OCT-01       OCT. 15, 2001   EXPIRE
-----------------------------  ---     --------------------      ------------     -------------   ------
Linda A. Watters (2000)....    48    President and Chief            26,500(1)            *         2004
  645 Griswold, Suite 70             Executive Officer of
  Detroit, MI 48226                  Detroit Commerce Bank in
                                     Detroit Michigan
Peter F. Hurst, Jr.........    46    Chairman, President and             0               *         2004
  The Community's Bank               Chief Executive Officer
  1087 Broad Street.,                of Urban Financial Group,
  3rd Floor                          Inc., a Bridgeport, CT
  Bridgeport, CT 06604               bank holding company, and
                                     The Community's Bank
Ronald E. Hall, Sr.........    58    President and Chief                 0               *         2004
  4617 W. Fort St.                   Executive Officer and
  Detroit, MI 48209                  majority owner of
                                     Bridgewater Interiors,
                                     LLC in Detroit, Michigan
Richard M. Brown, D.O......    66    President of Park Family      411,727(2)         6.1%         2004
  2774 Franklin Road                 Health Care in Detroit,
  Southfield, MI 48034               MI, a Board Member of the
                                     Barbara Ann Karmanos
                                     Cancer Institute in
                                     Detroit, Michigan and
                                     University of Osteopathic
                                     Medicine and Health
                                     Systems in Des Moines,
                                     Iowa, a Director of
                                     Congregation Shaarey
                                     Zedek in Southfield,
                                     Michigan

                                                                                  PERCENTAGE OF
                                                                  SHARED OF       TOTAL COMMON
                                                                    COMMON        STOCK OF THE
                                                                    STOCK            COMPANY
                                                                 BENEFICIALLY     BENEFICIALLY     TERM
NAME (AND IF APPLICABLE,                                         OWNED AS OF       OWNED AS OF      TO
YEAR FIRST BECAME A DIRECTOR)  AGE     PRINCIPAL OCCUPATION       15-OCT-01       OCT. 15, 2001   EXPIRE
-----------------------------  ---     --------------------      ------------     -------------   ------
Darrel W. Francis..........    48    President of Metropolitan      50,000(1)                       N/A
  535 Griswold, Suite 812            Facility Resources;
  Detroit, MI 48226                  President of Precision
                                     Industrial Service

---------------

 *  Less than 1%

(1) Includes 25,000 shares which the nominee has the right to acquire pursuant to options that are currently exercisable or become exercisable within 60 days after October 15, 2001.

(2) Includes shares held by the Richard M. Brown Revocable Living Trust, of which Mr. Brown is the Trustee.

OTHER INFORMATION RELATING TO THE NOMINEES

     All information concerning our nominees has been received from them.

  RONALD E. HALL, SR.

     Ronald E. Hall, Sr. has been President, Chief Executive Officer and majority owner of Bridgewater Interiors, LLC in Detroit, Michigan since November 1998. Bridgewater Interiors is a major supplier of seating systems to the automotive industry and is the 11th largest African-American owned business in the United States (source: Black Enterprise magazine). From 1992 to October 1998, Mr. Hall served as President of the Michigan Minority Business Development Council. Prior to that, he was an executive with New Detroit, Inc. and owned and operated several of his own businesses. Mr. Hall is a member of the Board of Directors of St. John Hospital and Medical Center in Detroit, Michigan, the American Diabetes Association of Michigan, 100 Black Men, the Native American Business Alliance and the Detroit Empowerment Zone. He is a former member of the Detroit Casino Advisory Committee and past Chairmen of the Southeastern Michigan Junior Achievement.

  PETER F. HURST, JR.

     Peter F. Hurst, Jr. has been Chairman, President and Chief Executive Officer of Urban Financial Group, Inc., a Bridgeport, Connecticut bank holding company, and The Community's Bank, a Connecticut chartered commercial bank, since March 2000. From March 1998 to March 2000, he served as President of Hurst Capital Partners in New York, a financial advisory and merchant banking firm. From 1994 to March 1998, he was Co-Chairman of Bahia Partners, Inc. and Co-President and Managing Director of Bahia Advisors, both in New York. From 1988 to 1994, he was Senior Vice President in the Corporate Finance Group and the Financial Institutions Group of Dean Witter Reynolds in New York. Earlier, he served in the Office of the Federal Reserve Board in Washington, D.C. and as an attorney with the Washington, D.C. law firm of Steptoe & Johnson. He is a Trustee of the Community Service Society of New York and recently completed a term as trustee of the University of Scranton, Scranton, Pennsylvania. Mr. Hurst has served on the Advisory Board of Republic New York Corporation, a bank holding company, and was previously a Director of Brooklyn Bancorp and its subsidiary, Crossland Federal Savings Bank.

  RICHARD M. BROWN, D.O.

     Richard M. Brown, D.O., is a practicing physician and has been President of Park Family Health Care based in Detroit, Michigan since 1995. From 1996 to 1999, he was Medical Director of Prime Care Medical Centers based in Detroit, Michigan and, from 1987 to 1995, was Vice President of Ambulatory Care Services, Michigan Health Care Corporation. During his career, he has also served as Chief of Staff of the following hospitals in Michigan: Michigan Health Center, Detroit Central Hospital, Botsford General Hospital and Zeiger Osteopathic Hospital. Dr. Brown has been a delegate to the American Osteopathic Association since 1989 and to the Michigan Association of Osteopathic Physicians and Surgeons since 1986. He is a Board member of the Barbara Ann Karmanos Cancer Institute and the University of Osteopathic Medicine and Health Services in Des Moines, Iowa. He is also a Director and former President of Congregation Shaarey Zedek in Southfield, Michigan. Dr. Brown is a former trustee of OmniCare-MI. He is the largest individual shareholder of United American Healthcare Corporation as of October 15, 2001. Dr. Brown was a general partner in Parkview Counseling Center, which filed for Chapter 11 bankruptcy in 1998 and which is now an operational company.

  LINDA A. WATTERS (DIRECTOR SINCE 2000; PRESENT TERM ENDS 2001)

     Linda A. Watters has served the Company as a Director since July 2000. She has been President and Chief Executive Officer of Detroit Commerce Bank since July 1998. From 1988 to 1996, she held a number of positions at Comerica Bank, first as a Loan Analyst and ultimately as a Vice President in the Corporate Banking Division. From 1980 to 1987, Ms. Watters worked in finance and marketing for General Motors Corporation. She also is a Director of Detroit Commerce Bank, an affiliate of Capitol Bancorp Ltd.

COMPENSATION OF NOMINEES AND DIRECTORS

     Based on information in the Company Proxy Statement, Directors who are employees of the Company receive no fees for their services as a Director or as a Committee member. Each of the Directors who are not an employee of the Company receives $300 for each Board of Directors meeting and each Board committee meeting attended. In addition, each non-employee Director receives an annual stipend of $24,000 as compensation for Director services. The Chairman of the Board of Directors additionally receives an annual stipend of $24,000 for services in such office and an annual automobile allowance of $8,400. Directors are also entitled to reimbursement for reasonable out-of-pocket expenses incurred in providing services to the Company in their capacities as Directors. Our nominee, Linda Watters is the only incumbent director who receives fees from the Company. None of the nominees will receive any fees for consenting to be our nominees.

OTHER MATTERS TO BE CONSIDERED AT THE 2001 ANNUAL MEETING

       PROPOSAL II.  RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     As set forth in United American Healthcare Corporation's Proxy Statement, at the 2001 Annual Meeting, United American Healthcare Corporation Shareholders will be asked to ratify the appointment by United American Healthcare Corporation's independent auditors for the year 2001. We are not making any recommendation on this proposal.

VOTING PROCEDURES

     In order to ensure that your views on the proposals are heard by United American Healthcare Corporation Directors and that your vote is represented at the 2001 Annual Meeting, we urge you to sign and date the enclosed BLUE Proxy Card and return it to Georgeson Shareholder ("Georgeson"), in the enclosed postage paid envelope TODAY. Execution of the BLUE Proxy Card will not affect your right to attend the 2001 Annual Meeting and to vote in person.

     You are eligible to execute a BLUE Proxy Card only if you owned the Common Stock on the Record Date. United American Healthcare Corporation's Board has set October 15, 2001 as the Record Date for determining those shareholders who will be entitled to notice of and vote at the 2001 Annual Meeting. You will retain the right to execute a proxy card in connection with this proxy solicitation even if you sell your shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the BLUE Proxy Card, even if you sell such shares after the Record Date.

     As of the close of business of the Record Date, we believe that there were 6,779,128 shares of common stock of United American Healthcare Corporation's issued and outstanding and entitled to vote. Shareholders will have one vote for each share of common stock they own with respect to all matters to be considered at the 2001 Annual Meeting.

RIGHT TO REVOKE PROXY

     In order for your views on the above-described proposals to be represented at the 2001 Annual Meeting, please sign and date the enclosed BLUE Proxy Card and return it to Georgeson Shareholder in the enclosed prepaid envelope TODAY. Execution of the BLUE proxy card will not affect your right to attend the 2001 Annual Meeting and to vote in person. Any proxy may be revoked at any time prior to the 2001 Annual Meeting by delivering a written notice of revocation of a later dated proxy for the 2001 Annual Meeting to Georgeson Shareholder or the Secretary of United American Healthcare Corporation, or by voting in person at the 2001 Annual Meeting. Only your latest dated proxy will count.


     Unless otherwise indicated, the BLUE Proxy authorizes the persons named in the proxy to vote, and such persons will vote, properly executed and duly returned proxies for the nominees made by Darrel W. Francis and Richard M. Brown, D.O. If no marking is made on your BLUE Proxy with respect to the ratification of the appointment of United American Healthcare Corporation's independent auditors, you will be deemed to have given a direction to abstain from voting on such matter. However, in the event you have voted "FOR", "AGAINST" or to "Withhold Authority" on the Company proxy card and fail to vote on the BLUE Proxy with respect to the ratification of the Company's independent auditors, your initial vote with respect to the auditors will remain in effect.


                                 VOTE REQUIRED

     Based on currently available bylaws of the Company, we believe a quorum will exist at the 2001 Annual Meeting if holders of not less than a majority of the shares of United American Healthcare Corporation's common stock outstanding and entitled to vote at the 2001 Annual Meeting are present in person or by proxy.

     If a quorum is present, our view is that under Michigan law and the United American Healthcare Corporation bylaws, our nominees should be deemed elected if they receive the greatest number of votes cast at the 2001 Annual Meeting. The Company has stated that abstentions will not be counted either for or against any action for which a vote is cast.

                         WE STRONGLY RECOMMEND THAT YOU
                    VOTE "FOR" THE ELECTION OF OUR NOMINEES.

PROXY SOLICITATION; EXPENSES


     Executed proxies may be solicited in person, by mail, overnight courier, advertisement, telephone, or telecopier. Solicitation may be made by Darrel W. Francis and Richard M. Brown, D.O., neither of whom will receive additional compensation for such solicitation. Proxies will be solicited from individuals, brokers, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses.


     In addition, we have retained Georgeson Shareholder to solicit proxies on our behalf in connection with the 2001 Annual Meeting. Georgeson Shareholder may be contacted at 1-866-884-5921 (toll free), with any questions about this Proxy Statement and the Blue Proxy Card. Georgeson Shareholder will employ approximately 25 people in its efforts. We have agreed to reimburse Georgeson Shareholder for its reasonable expenses and to pay to Georgeson Shareholder fees not to exceed $50,000.

     The entire expense of our proxy solicitation is being borne by Darrel W. Francis. In the event that our nominees are elected to United American Healthcare Corporation's Board, we may seek reimbursement of such expenses from United American Healthcare Corporation. Darrel W. Francis does not intend to seek shareholder approval of reimbursement of his expenses. In addition to the engagement of Georgeson Shareholder described above, costs related to the solicitation of proxies include expenditures for printing, postage, legal and related expenses and are expected to be approximately $95,000. Total payment of costs to date in furtherance of our proxy solicitation is approximately $55,000.

     WE URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

         SHAREHOLDERS' PROPOSAL IN THE UNITED AMERICAN PROXY STATEMENT

     Pursuant to Rule 14a-8(e)(2) under the Exchange Act, any proposal by a shareholder at the 2002 annual Meeting to be included in the United American Healthcare Proxy Statement, must be received in writing at the United American principal executive offices not less than 120 calendar days in advance of the date of the United American proxy statement released to the security holders in connection with its 2001 Annual Meeting. However, if the date of the meeting is changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before United American begins to print and mail its proxy materials.


Dated: November 26, 2001


                                          Sincerely,

                                          Your Fellow Shareholders

                                          /s/ Darrel W. Francis
                                          Darrel W. Francis

                                          /s/ Richard M. Brown
                                          Richard M. Brown, D.O.

                                                                         ANNEX A


November 8, 2001


Anita C. R. Gorham, Secretary
United American Healthcare Corporation
1155 Brewery Park Boulevard
Suite 200
Detroit, MI 48207

     Re: Notice of Intent to Nominate Richard M. Brown, D.O., Ronald E. Hall Sr., Linda A. Watters and Peter F. Hurst Jr. as Directors of United American Healthcare Corporation (the "Company")

Dear Ms. Gorham,

     Pursuant to our rights under the bylaws of the Company, this letter shall serve as our Notice of Intent to nominate Richard M. Brown, D.O., Ronald E. Hall, Sr., Linda A. Watters and Peter F. Hurst, Jr., each a natural person, as Directors of the Company, to hold office until the Annual Meeting of Shareholders in 2004 or until their successors are elected and qualified.

A. STATE THE NAME AND ADDRESS OF THE SHAREHOLDERS WHO INTEND TO MAKE SUCH NOMINATION AND OF EACH PERSON TO BE NOMINATED.

(A) My name is Richard M. Brown, D.O., I am a resident of the state of Michigan at 1200 Ardmoor Drive, Bloomfield Hills, Michigan 48301, and I am Darrel W. Francis a resident of the state of Michigan at 250 Harbor Town Drive, Apt. 610, Detroit, Michigan 48207. We are the Shareholders who intend to make nominations for Directors of the Company. The name and addresses of the persons we are nominating for the positions of Directors of the Company are as follows:

  NOMINEES

     1.  Richard M. Brown, D.O.
       1200 Ardmoor Drive
       Bloomfield Hills, Michigan 48301

     2.  Ronald E. Hall, Sr.
       146 Keelson Drive
       Detroit, Michigan 48215

     3.  Peter F. Hurst, Jr.
       68 Pilgrim Avenue
       Yonkers, New York 10710

     4.  Linda A. Watters
       3 Bradford Court
       Dearborn, Michigan 48216

B. PROVIDE A REPRESENTATION THAT SUCH SHAREHOLDER IS A HOLDER OF RECORD OF STOCK OF THE COMPANY ENTITLED TO VOTE FOR THE ELECTION OF DIRECTORS ON THE DATE OF SUCH NOTICE AND INTENDS TO APPEAR IN PERSON OR BY PROXY AT THE 2001 ANNUAL MEETING TO NOMINATE SUCH PERSON SPECIFIED IN SUCH NOTICE.

(B) I hereby represent that I, Richard M. Brown, D.O., live at 1200 Ardmoor Drive, Bloomfield Hills, Michigan 48301 and that I am the holder of record and beneficially own 411,727 shares (6.1%) of the Company's outstanding Common Stock entitled to vote for the election of Directors, as of the date first written above (the date of this Notice of Intent). I hereby represent that I, Darrel W. Francis, live at 250 Harbor Town Drive, Apt. 610, Detroit, Michigan 48207 and that I am the holder of record and beneficially own 50,000 shares of the Company's outstanding Common Stock entitled to vote for the election of Directors as of the date first written above (the date of this Notice of Intent). Further, it is our intention to appear in person or by proxy at the November 30, 2001, Annual Meeting to nominate each person to the Board of Directors as indicated in Section (A) above.

C. PROVIDE A DESCRIPTION OF ALL ARRANGEMENTS OR UNDERSTANDINGS BETWEEN SUCH SHAREHOLDER AND EACH NOMINEE PROPOSED BY SUCH SHAREHOLDER AND ANY OTHER PERSON OR PERSONS (NAMING SUCH PERSON OR PERSONS) PURSUANT TO WHICH THE NOMINATION IS TO BE MADE BY THE SHAREHOLDER.

(C) There are no contracts, agreements or understandings between Richard M. Brown, D.O., or Darrel W. Francis and any of their nominees for the Board of Directors pursuant to which the nominations are being made. Neither Richard
    M. Brown, D.O., nor Darrel W. Francis has any intention to seek control of the Company. Darrel W. Francis and Richard M. Brown, D.O's nominees, if elected, will not constitute a majority of United American Healthcare Corporation's Board of Directors and accordingly will not be able to control the Board of Directors.

    The entire expense of our Notice to the Company and our proxy solicitation is being borne by Darrel W. Francis. In the event our nominees are elected to the Company Board, we may seek reimbursement of such expenses from the Company. We have retained the services of Georgeson Shareholder Communications, Inc., (Georgeson), to assist us in the solicitation of Shareholder proxies. In addition to the engagement of Georgeson, costs related to the solicitation of proxies include expenditures for printing, postage, legal and related expenses and are expected to be approximately $95,000. Total payment of costs to date in furtherance of our proxy solicitation is approximately $55,000.

    Other than to nominate the persons as Directors listed in Section A above and to solicit your votes therefore, to the knowledge of Richard M. Brown, D.O. and Darrel W. Francis, there are no contracts, agreements, or relationships (legal or otherwise) among Richard M. Brown, D.O., or Darrel
    W. Francis and any other person or persons pursuant to which our Nominations to the Board of Directors are being made.

D. PROVIDE SUCH OTHER INFORMATION REGARDING EACH NOMINEE PROPOSED BY SUCH SHAREHOLDER AS WOULD BE REQUIRED TO BE INCLUDED IN A PROXY STATEMENT FILED PURSUANT TO THE PROXY RULES OF THE SEC IF THE BOARD NOMINATED, OR INTENDED TO NOMINATE, THAT NOMINEE.

(D) LINDA A. WATTERS (AGE: 48)
    Linda A. Watters has served the Company as a Director since July 2000. She has been President and Chief Executive Officer of Detroit Commerce Bank since July 1998. From 1988 to 1996, she held a number of positions at Comerica Bank, first as a Loan Analyst and ultimately as a Vice President in the Corporate Banking Division. From 1980 to 1987, Ms. Watters worked in finance and marketing for General Motors Corporation. She also is a Director of Detroit Commerce Bank, an affiliate of Capitol Bancorp Ltd.

    RONALD E. HALL, SR. (AGE: 58)
    Ronald E. Hall, Sr. has been President, Chief Executive Officer and majority owner of Bridgewater Interiors, LLC in Detroit, Michigan since November 1998. Bridgewater Interiors is a major supplier of seating systems to the automotive industry and is the 11th largest African-American owned business in the United States (source: Black Enterprise magazine). From 1992 to October 1998, Mr. Hall served as President of the Michigan Minority Business Development Council. Prior to that, he was an executive with New Detroit, Inc. and owned and operated several of his own businesses. Mr. Hall is a member of the Board of Directors of St. John Hospital and Medical Center in Detroit, Michigan, the American Diabetes Association of Michigan, 100 Black Men, the Native American Business Alliance and the Detroit Empowerment Zone. He is a former member of the Detroit Casino Advisory Committee and past Chairmen of the Southeastern Michigan Junior Achievement.

    PETER F. HURST, JR. (AGE: 46)
    Peter F. Hurst, Jr. has been Chairman, President and Chief Executive Officer of Urban Financial Group, Inc., a Bridgeport, Connecticut bank holding company, and The Community's Bank, a Connecticut chartered commercial bank, since March 2000. From March 1998 to March 2000, he served as President of Hurst Capital Partners in New York, a financial advisory and merchant banking firm. From 1994 to March 1998, he was Co-Chairman of Bahia Partners, Inc. and Co-President and Managing Director of Bahia Advisors, both in New York. From 1988 to 1994, he was Senior Vice President in the Corporate Finance Group and the Financial Institutions Group of Dean Witter Reynolds in New York. Earlier, he served in the Office of the Federal Reserve Board in Washington, D.C. and as an attorney with the Washington, D.C. law firm of Steptoe & Johnson. He is a Trustee of the Community Service Society of New York and recently completed a term as trustee of the University of Scranton, Scranton, Pennsylvania. Mr. Hurst has served on the Advisory Board of Republic New York Corporation, a bank holding company, and was previously a director of Brooklyn Bancorp and its subsidiary, Crossland Federal Savings Bank.

    RICHARD M. BROWN, D.O. (AGE: 66)
    Richard M. Brown, D.O., is a practicing physician and has been President of Park Family Health Care based in Detroit, Michigan since 1995. From 1996 to 1999, he was Medical Director of Prime Care Medical Centers based in Detroit, Michigan and, form 1987 to 1995, was Vice President of Ambulatory Care Services, Michigan Health Care Corporation. During his career, he has also served as Chief of Staff of the following hospitals in Michigan:
    Michigan Health Center, Detroit Central Hospital, Botsford General Hospital and Zeiger Osteopathic Hospital. Dr. Brown has been a delegate to the American Osteopathic Association since 1989 and to the Michigan Association of Osteopathic Physicians and Surgeons since 1986. He is a Board member of the Barbara Ann Karmanos Cancer Institute and the University of Osteopathic Medicine and Health Services in Des Moines, Iowa. He is also a Director and former President of Congregation Shaarey Zedek in Southfield, Michigan. Dr. Brown is a former trustee of OmniCare-MI. He is the largest individual shareholder of United American Healthcare Corporation as of October 15, 2001. Dr. Brown was a general partner in Parkview Counseling Center, which filed for Chapter 11 bankruptcy in 1998 and which is now an operational company.

E. PROVIDE EACH NOMINEE'S CONSENT TO SERVE AS A DIRECTOR OF THE COMPANY IF SO ELECTED.

(D) We have attached for your records the requisite consent of each of our nominees for Director of the Company to serve as a Director of the Company if so elected.

                                          Very truly yours,

                                          /s/ Richard M. Brown
                                          Richard M. Brown, D.O.,

                                          /s/ Darrel W. Francis
                                          Darrel W. Francis

                                    CONSENT

November 6, 2001

     I, Richard M. Brown, D.O., hereby consent to be nominated to become a Director or Officer of United American Healthcare Corporation. If I am elected or chosen to become a Director or Officer of United American Healthcare Corporation, I hereby consent to act as such and to serve until my successor is elected and qualified.

                                          /s/ Richard M. Brown
                                          --------------------------------------
                                          Richard M. Brown, D.O.

                                    CONSENT

November 6, 2001

     I, Linda A. Watters, hereby consent to be nominated to become a Director or Officer of United American Healthcare Corporation. If I am elected or chosen to become a Director or Officer of United American Healthcare Corporation, I hereby consent to act as such and to serve until my successor is elected and qualified.

                                          /s/ Linda A. Watters
                                          --------------------------------------
                                          Linda A. Watters

                                    CONSENT

November 6, 2001

     I, Peter F. Hurst, Jr., hereby consent to be nominated to become a Director or Officer of United American Healthcare Corporation. If I am elected or chosen to become a Director or Officer of United American Healthcare Corporation, I hereby consent to act as such and to serve until my successor is elected and qualified.

                                          /s/ Peter F. Hurst, Jr.
                                          --------------------------------------
                                          Peter F. Hurst, Jr.

                                    CONSENT

November 6, 2001

     I, Ronald E. Hall, Sr., hereby consent to be nominated to become a Director or Officer of United American Healthcare Corporation. If I am elected or chosen to become a Director or Officer of United American Healthcare Corporation, I hereby consent to act as such and to serve until my successor is elected and qualified.

                                          /s/ Ronald E. Hall, Sr.
                                          --------------------------------------
                                          Ronald E. Hall, Sr.

                               (PRELIMINARY COPY)
                              SUBJECT TO COMPLETION

PROXY

                     UNITED AMERICAN HEALTHCARE CORPORATION

 PROXY SOLICITED ON BEHALF OF DARREL W. FRANCIS AND RICHARD M. BROWN, D.O, FOR
  THE ANNUAL MEETING OF SHAREHOLDERS, FRIDAY, NOVEMBER 30, 2001 AT 10:30 A.M.
                             EASTERN STANDARD TIME.

THE BOARD OF DIRECTORS OF UNITED AMERICAN HEALTHCARE CORPORATION IS NOT SOLICITING THIS PROXY.

         The undersigned shareholder of United American Healthcare Corporation, hereby appoints Darrel W. Francis and Richard M. Brown, D.O., as attorneys and proxies, each with power of substitution and revocation, to represent the undersigned at the Annual Meeting of Shareholders of United American Healthcare Corporation to be held the Atheneum Suite Hotel, 1000 Brush, Avenue, Detroit, Michigan, on Friday, November 30, 2001 at 10:30 a.m. Eastern Standard time.

                  Receipt of the Proxy Statement furnished herewith is hereby acknowledged.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. ON MATTERS FOR WHICH YOU DO NOT SPECIFY A CHOICE, YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF DARREL W. FRANCIS AND RICHARD M. BROWN, D.O. YOU MAY APPROVE OR VOTE SEPARATELY ON ANY OR ALL OF THE PROPOSALS.

      DARREL W. FRANCIS AND RICHARD M. BROWN, D.O., RECOMMEND A VOTE "FOR"
                           THE NOMINEES LISTED BELOW

         Nominees for
         Election of Directors:     Richard M. Brown, D.O.,
                                    Ronald E. Hall Sr.,
                                    Linda A. Watters
                                    Peter F. Hurst Jr.

FOR all nominees                    AGAINST all nominees          WITHHOLD AUTHORITY
listed above                        listed above                  to vote for all nominees
(except as marked to the contrary                                 listed above
hereon).
            [  ]                        [  ]                          [  ]


DARREL W. FRANCIS AND RICHARD M. BROWN, D.O., MAKE NO RECOMMENDATION ON THE FOLLOWING MATTER TO BE VOTED ON THE 2001 ANNUAL MEETING

RATIFICATION OF INDEPENDENT AUDITORS

           FOR                AGAINST                WITHHOLD AUTHORITY
           [  ]                 [  ]                         [  ]


IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING.

P                          Dated: _________________________________, 2001


R                          ____________________________________________
                                            (Signature)

O                          ____________________________________________
                                   (Signature if filed jointly)

X                          ____________________________________________
                           Title:

Y

                           Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies heretofore given by the signer to vote at the 2001 Annual Meeting or United American Healthcare Corporation and any adjournment or postponement thereof.